Exhibit 99.3

TEXT OF THE RESOLUTIONS

RESOLUTIONS FOR THE ORINARY GENERAL MEETING

RESOLUTION 1

Approval of the financial statements for the fiscal year ended December 31, 2014

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Board of Directors’ management report for the fiscal year ended December 31, 2014 and the Statutory Auditors’ report on the performance of their duty during that fiscal year,

hereby approves the annual financial statements for the fiscal year ended December 31, 2014, as presented to the General Meeting, which show a net income of €2,831,531, as well as the transactions reflected in these financial statements and summarized in these reports, hereby acknowledges that no expenses and charges as referred to in article 39-4 of the French General Tax Code (Code Général des Impôts) or surplus depreciation were incurred.

RESOLUTION 2

Approval of the consolidated financial statements for the fiscal year ended December 31, 2014

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the report regarding the management of the group for the fiscal year ended December 31, 2014 and the consolidated financial statements for the said fiscal year and the Statutory Auditors’ report on the said consolidated financial statements, hereby approves the consolidated financial statements for the fiscal year ended December 31, 2014 as presented to the General Meeting, as well as the transactions reflected in these financial statements and summarized in these reports.

RESOLUTION 3

Allocation of income for the fiscal year ended December 31, 2014

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Board of Directors’ management report,

having noted that the net income for the fiscal year ended December 31, 2014 amounted to €2,831,531 hereby decides to allocate the aforementioned income to “retained earnings” whose account will thereafter show an amount of €115,744,696.

In accordance with article 243 bis of the French General Tax Code (Code Général des Impôts), it is recalled that no dividend has been distributed over the past three fiscal years.

RESOLUTION 4

Approval of the agreements referred to in articles L. 225-38 and following of the French Commercial Code (Code de Commerce),

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Statutory Auditors’ special report on the agreements referred to in articles L. 225-38 and following of the French Commercial Code (Code de Commerce),

hereby approves the conclusions of this report and the agreements mentioned therein.

Each agreement, that was subject to a separate vote in which interested shareholders did not take part, is approved or, where necessary, ratified.

RESOLUTION 5

Reappointment of Mr. André Choulika as a Director

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Board of Directors’ management report,

having noted that Mr. André Choulika’s term of office as a Director shall expire at the close of this General Meeting,

hereby decides to reappoint Mr. André Choulika as a Director for a three-year term expiring at the close of the Annual Ordinary General Meeting called to approve the financial statements for the fiscal year ending December 31, 2017.

Mr. André Choulika has already accepted his reappointment.

RESOLUTION 6

Reappointment of Mr. David Sourdive as a Director

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Board of Directors’ report,

having noted that Mr. David Sourdive’s term of office as a Director shall expire at the close of this General Meeting,

hereby decides to reappoint Mr. David Sourdive as a Director for a three-year term expiring at the close of the Annual Ordinary General Meeting called to approve the financial statements for the fiscal year ending December 31, 2017.

Mr. David Sourdive has already accepted his reappointment.

RESOLUTION 7

Reappointment of Mr. Alain Godard as a Director

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Board of Directors’ report,

having noted that Mr. Alain Godard’s term of office as a Director shall expire at the close of this General Meeting,

hereby decides to reappoint Mr. Alain Godard as a Director for a three-year term expiring at the close of the Annual Ordinary General Meeting called to approve the financial statements for the fiscal year ending December 31, 2017.

Mr. Alain Godard has already accepted his reappointment.

RESOLUTION 8

Appointment of a new Director (Mr. Jean-Marie Messier)

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Board of Directors’ report,

hereby appoints Mr. Jean-Marie Messier as a Director of the Company for a three-year term expiring at the close of the Annual Ordinary General Meeting called to approve the financial statements for the fiscal year ending December 31, 2017.

Mr. Jean-Marie Messier has already stated that he accepts this new position and declared that he does not hold, in France and in other companies, a position that could prevent him from accepting this responsibility.

RESOLUTION 9

Approval of the regulations pertaining to the stock option or stock purchase plan adopted by the Board of Directors on March 24, 2015

The General Meeting, acting with the quorum and the majority required for Ordinary General Meetings,

having reviewed the Board of Directors’ report and acting in accordance with the US Internal Revenue Code regarding the allocation of incentive stock options to beneficiaries who are American tax residents as provided for by the stock option or stock purchase plan adopted by the Board of Directors during its session held on March 24, 2015, hereby approves the stock option or stock purchase plan adopted by the Board of Directors during its session held on March 24, 2015.

RESOLUTIONS FOR THE EXTRAORDINARY GENERAL MEETING

RESOLUTION 10

Amendment of Article 18 of the Company’s Articles of Association to comply with Decree No. 2014-1466 dated December 8, 2014

The General Meeting, acting with the quorum and the majority required for Extraordinary General Meetings,

having reviewed the Board of Directors’ report,

hereby decides, pursuant to the provisions of Decree No. 2014-1466 dated December 8, 2014, to amend the fourth paragraph of Article 18 of the Company’s Articles of Association which shall now be read as follows:

“The right to attend meetings shall be governed by all applicable laws and regulations and be, in particular, conditional upon the registration, for accounting purposes, of the shares in the name of the shareholder or a designated intermediary on the second (2nd)) working day preceding the shareholders’ meeting at midnight, Paris time, either in the registered share accounts kept by the Company or in the bearer share accounts kept by the authorized intermediary”.

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Requests for the inclusion of items or draft resolutions in the agenda by shareholders that meet the conditions set forth under article R. 225-71 of the French Code of Commerce (Code de Commerce), must, pursuant to legal provisions, be addressed to the registered office and be received by the Company no later than the twenty-fifth calendar day that precedes the date of the General Meeting. It shall not be possible to address any such request more than twenty (20) days after the date of this notice.

As a shareholder, regardless of the number of shares you hold, you have the right to attend this Meeting in person, be represented by a proxy, or vote by correspondence. If you are a natural person shareholder, you may appoint as proxy only your spouse or partner with whom you have signed a civil solidarity pact, or another shareholder of the Company.

The right to participate in General Meetings is governed by applicable laws and regulations and is, in particular, conditional upon the registration, for accounting purposes, of the shares in the name of the shareholder or of the authorized intermediary registered on the shareholder’s behalf, by 0:00 (midnight) Paris time, on the second business day before the General Meeting, either in the registered share accounts kept by the Company or in the bearer share accounts kept by the authorized intermediary.

If you own registered shares you have no formalities to complete and will be admitted simply upon proof of identity.

If you own bearer shares you must submit a certificate of shareholding no later than two (2) business days before the date set for the Meeting, issued by your financial intermediary.

If you wish to vote by correspondence, you may request, by registered mail with return receipt and no later than six (6) days before the General Meeting date, a correspondence voting form from Marie-Bleuenn Terrier, Cellectis, 8, rue de la Croix Jarry, 75013 Paris.

Please note that, to be legally valid:

•	your duly completed correspondence voting form must reach the Company’s registered office or Société Générale no later than three (3) days before the Meeting date, in this case no later than May 13, 2015;

•	if you own bearer shares you must attach to the form a certificate of shareholding issued by the depositary of your shares;

•	if you vote by correspondence, you may not participate in the Meeting in person or be represented by a proxy.

You may submit questions in writing no later than the fourth (4th) business day preceding the Meeting date, in this case no later than May 12, 2015:

•	to the registered office, by registered mail with return receipt, addressed to the Chairman of the Board of Directors, or

•	to the following electronic address: investors@cellectis.com.

Written questions must be accompanied by proof of registration in a registered share account or bearer share account.

All documents legally required to be communicated to General Meetings will be kept available for shareholders at the registered office, for the legally required periods.

Yours sincerely,

The Board of Directors